SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13D-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13D-1(B), (C) AND (D) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13D-2

(Amendment No. 1)

Polymet Mining Corp.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

731916102 (CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 731916102	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Cleveland-Cliffs Inc IRS Identification No. 34-1464672
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio

Number of Shares Beneficially Owned by Each Reporting Person With:	5. SOLE VOTING POWER

9,200,547
6. SHARED VOTING POWER

0
7. SOLE DISPOSITIVE POWER

9,200,547
8. SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,200,547
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

7.7
12.	TYPE OF REPORTING PERSON

CO

Item 1	(a).	Name of Issuer:

Polymet Mining Corp.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

Suite 2350 - 1177 West Hastings St., Vancouver, British Columbia V6E 2K3

Item 2	(a).	Name of Person Filing:

Cleveland-Cliffs Inc

Item 2	(b).	Address of Principal Business Office, or, if None, Residence:

1100 Superior Avenue, Cleveland, Ohio 44114

Item 2	(c).	Citizenship:

Ohio Corporation

Item 2	(d).	Title of Class of Securities:

Common Shares, without par value

Item 2	(e).	CUSIP Number:

731916102

Item 3.		If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act;

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 9,200,547

(b) Percent of class: 7.7%

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote 9,200,547

(ii) Shared power to vote or direct the vote 0

(iii) Sole power to dispose or to direct the disposition of 9,200,547

(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Cleveland-Cliffs Inc, though its wholly owned subsidiary Cliffs Erie, LLC, beneficially owns all of the common shares reported in this schedule.

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CLEVELAND-CLIFFS INC

By:	/s/ George W. Hawk, Jr.
Name:	George W. Hawk, Jr.
Title:	General Counsel and Secretary

Dated: February 13, 2007